UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM N-18F-1

Notification of Election Pursuant to Rule 18f-1 Under the Investment Company Act of 1940
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Curian Series Trust
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Exact Name of Registrant

NOTIFICATION OF ELECTION

Curian Series Trust (the “Trust”), an open-end investment company registered with the Securities and Exchange Commission (the “Commission”) under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby notifies the Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the 1940 Act.  The Trust understands that this election is irrevocable while the Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the Trust has caused this Notification of Election to be duly executed on its behalf in the City of Denver, in the State of Colorado on the 15th day of November, 2010.

Curian Series Trust

By:	/s/ Michael Bell
Michael Bell
President and Chief Executive Officer

Attest:	/s/ Susan S. Rhee
Susan S. Rhee
Vice President, Chief Legal Counsel & Secretary